UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Guardant Health, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

40131M109

(CUSIP Number)

SB Investment Advisers (UK) Limited

69 Grosvenor St

Mayfair, London W1K 3JP

Attn: Brian Wheeler

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 6, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40131M109	13D	Page 1 of 9 pages

1	Names of Reporting Persons SVF Bluebird (Cayman) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 7,037,960
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,037,960

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,037,960
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.1%
14	Type of Reporting Person CO

CUSIP No. 40131M109	13D	Page 2 of 9 pages

1	Names of Reporting Persons SVF Enterprise (Cayman) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 7,037,960
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,037,960

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,037,960
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.1%
14	Type of Reporting Person CO

CUSIP No. 40131M109	13D	Page 3 of 9 pages

1	Names of Reporting Persons SVF Endurance (Cayman) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 7,037,960
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,037,960

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,037,960
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.1%
14	Type of Reporting Person CO

CUSIP No. 40131M109	13D	Page 4 of 9 pages

1	Names of Reporting Persons SoftBank Vision Fund (AIV M1) L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 7,037,960
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,037,960

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,037,960
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.1%
14	Type of Reporting Person PN

CUSIP No. 40131M109	13D	Page 5 of 9 pages

1	Names of Reporting Persons SB Investment Advisers (UK) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 7,037,960
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,037,960

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,037,960
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.1%
14	Type of Reporting Person CO

CUSIP No. 40131M109	13D	Page 6 of 9 pages

Explanatory Note

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on March 22, 2019 (as amended to date, the “Schedule 13D”) by SVF Bluebird (Cayman) Limited (“SVF Bluebird”), SVF Enterprise (Cayman) Limited (“SVF Enterprise”), SVF Endurance (Cayman) Limited (“SVF Endurance”), SoftBank Vision Fund (AIV M1) L.P. (“AIV M1”) and SB Investment Advisers (UK) Limited (“SBIA UK”, together with SVF Bluebird, SVF Enterprise, SVF Endurance and AIV M1, the “Reporting Persons”) with respect to the common stock, $0.00001 par value per share (the “Common Stock”), of Guardant Health, Inc. (the “Issuer”). Capitalized terms used but not defined herein shall have the meaning set forth in the Schedule 13D.

Item 4.	Purpose of the Transaction.

Item 4 of is hereby amended and supplemented by adding the following:

In July 2019, entities affiliated with the Reporting Persons entered into a margin loan facility (the “Margin Loan”). In December 2019, the shares held of record by SVF Bluebird were pledged as collateral to secure the obligations under the Margin Loan.

On October 6, 2020, SVF Bluebird agreed to sell 7,000,000 shares of Common Stock at a price of $101.082 per share (the “Offering”) to J.P. Morgan Securities LLC (the “Underwriter”), pursuant to the terms and conditions of the underwriting agreement (the “Underwriting Agreement”) entered into among the Issuer, SVF Bluebird and the Underwriter. The sale was consummated on October 9, 2020.

Pursuant to the Underwriting Agreement, SVF Bluebird agreed that, subject to specified exceptions, without the prior written consent of the Underwriter, it will not, during the period ending 90 days after the date of the final prospectus supplement with respect to the Offering: (i) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Common Stock, or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock; (ii) engage in any hedging or other transactions designed or intended to lead to or result in, or which could reasonably be expected to lead to or result in, a sale or disposition of any shares of Common Stock; or (iii) make any demand for, or exercise any right with respect to, the registration of SVF Bluebird’s Common Stock of the Issuer.

On October 8, 2020, the Underwriter notified the Issuer that it intends to exercise in full the option granted to it in the Underwriting Agreement by SVF Bluebird to purchase 700,000 additional shares of Common Stock (the “Option Exercise”). The Option Exercise is expected to occur on October 15, 2020.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is filed as Exhibit 99.4 hereto and which is incorporated herein by reference.

CUSIP No. 40131M109	13D	Page 7 of 9 pages

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 99,616,952 shares of Common Stock outstanding as of August 31, 2020.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
SVF Bluebird (Cayman) Limited	7,037,960	7.1%	0	7,037,960	0	7,037,960
SVF Enterprise (Cayman) Limited	7,037,960	7.1%	0	7,037,960	0	7,037,960
SVF Endurance (Cayman) Limited	7,037,960	7.1%	0	7,037,960	0	7,037,960
SoftBank Vision Fund (AIV M1) L.P.	7,037,960	7.1%	0	7,037,960	0	7,037,960
SB Investment Advisers (UK) Limited	7,037,960	7.1%	0	7,037,960	0	7,037,960

SVF Bluebird is the record holder of 7,037,960 shares of Common Stock.

SVF Bluebird is a subsidiary of SVF Enterprise. SVF Enterprise is a subsidiary of SVF Endurance. SVF Endurance is a wholly owned subsidiary of AIV M1. SBIA UK has been appointed as alternative investment fund manager, or AIFM, of AIV M1 and is exclusively responsible for managing AIV M1 in accordance with the Alternative Investment Fund Managers Directive and is authorized and regulated by the UK Financial Conduct Authority accordingly. As AIFM of AIV M1, SBIA is exclusively responsible for making all decisions relating to the acquisition, structuring, financing and disposal of AIV M1’s investments.

(c)

Except as described in Item 4, during the past 60 days none of the Reporting Persons or, to the best knowledge of the Reporting Persons, SBIA UK’s Executive Officers or Directors, has effected any transactions in the Common Stock.

(d)	None.

(e)	Not applicable.

CUSIP No. 40131M109	13D	Page 8 of 9 pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of is hereby amended and supplemented by adding the following:

Item 4 above summarizes certain provisions of the Underwriting Agreement and is incorporated herein by reference. A copy of the Underwriting Agreement is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
99.4	Underwriting Agreement, dated as of October 6, 2020, by and among Guardant Health, Inc., SVF Bluebird (Cayman) Limited, and J.P. Morgan Securities LLC (incorporated by reference to Exhibit 1.1 of the Company’s current report on Form 8-K filed October 13, 2020).

CUSIP No. 40131M109	13D	Page 9 of 9 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 13, 2020

SVF BLUEBIRD (CAYMAN) LIMITED

By:	/s/ Karey Schreck

Name:	Karey Schreck
Title:	Alternate Director

SVF ENTERPRISE (CAYMAN) LIMITED

By:	/s/ Karey Schreck

Name:	Karey Schreck
Title:	Alternate Director

SVF ENDURANCE (CAYMAN) LIMITED

By:	/s/ Karey Schreck

Name:	Karey Schreck
Title:	Alternate Director

SOFTBANK VISION FUND (AIV M1) L.P.

By:	/s/ Brian Wheeler

Name:	Brian Wheeler
Title:	General Counsel of SB Investment Advisers (UK) Limited, Manager of SoftBank Vision Fund (AIV M1) L.P.

SB INVESTMENT ADVISERS (UK) LIMITED

By:	/s/ Brian Wheeler

Name:	Brian Wheeler
Title:	General Counsel